Exhibit 4-4(d)

AMENDMENT NO. 3

TO THE

FIRSTENERGY CORP. SAVINGS PLAN

AMENDED AND RESTATED AS OF JANUARY 1, 2017

This Amendment No. 3 to the FIRSTENERGY CORP. SAVINGS PLAN is made on the 29th day of May, 2018, by FirstEnergy Corp. (hereinafter referred to as the “Company”).

WITNESSETH:

WHEREAS, the Company sponsors the FirstEnergy Corp. Savings Plan (hereinafter referred to as the “Plan”); and

WHEREAS, the Plan was restated effective January 1, 2017; and

WHEREAS, the Company desires to amend provisions of the Plan regarding administration of Cafeteria Plan Amounts.

NOW, THEREFORE, effective as of June 1, 2018, as of the beginning of the day, and pursuant to Section 18.1 of the Plan, the Plan is hereby amended as follows:

1.      Section 4.4 of the Plan is hereby amended by the deletion of said Section in its entirety and the substitution of the following in lieu thereof:

“4.4 Deferred Cafeteria Plan Contributions.

(a)

An election regarding Cafeteria Plan Amounts that are based on a Member’s enrollment in a group health plan as of the first day of a Plan Year (referenced as a ‘Health Plan Contribution’ in the FirstEnergy Corp. Flexible Benefit Plan) may be made during an election period established by the Administrator prior to the beginning of each Plan Year. Such election shall be an election to either contribute all such contributions as Deferred Cafeteria Plan Contributions for the applicable Plan Year or to receive them as cash. This is the only election permitted for such contributions for the applicable Plan Year and it cannot be changed for the Plan Year.

(b)

An election regarding Cafeteria Plan Amounts that are based on a Member’s earning of certain wellness incentives (referenced as a ‘Wellness Contribution’ in the FirstEnergy Corp. Flexible Benefit Plan) may be made and changed, in the form and manner established by the Administrator, at the time such contribution amounts are earned and payable but only with respect to the amounts currently being earned and paid for the satisfaction of the applicable wellness goals.”

2.        Section 4.5 of the Plan is hereby amended by the deletion of said Section in its entirety and the substitution of the following in lieu thereof:

“4.5     Change in Rate or Type of All Other Employee Contributions. A Member eligible to make Deferred, Roth Elective or Non-deferred Contributions under the Plan may, at any time but in the form and manner established by the Administrator, elect to change:

(a)

his or her designated rate of such contributions to another permissible percentage, except that no Member may make Supplementary Contributions unless the rate of his or her Basic Contributions equals the greatest percentage of Compensation that may be deferred by a Member as a Basic Contribution as described in Section 4.1; and

(b)	the type of his or her Employee Contributions.”

IN WITNESS WHEREOF, FirstEnergy Corp., by its appropriate duly authorized officer, has caused this Amendment No. 3 to the FirstEnergy Savings Plan to be executed on the date stated above.

FIRSTENERGY CORP.

By: /s/ James F. Pearson

Title: EVP, Finance

3